UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUPERVISORY COMMITTEE MINUTES No. 297

In the City of Buenos Aires, on the 7th day of the month of November of the year 2019, the undersigned members of the Supervisory Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) (the “Company”), meet at 6363 Av. Del Libertador Avenue, 11th floor. At 8.00 a.m., the legally and statutorily required quorum being present, Dr. José Daniel Abelovich, member and president of the Supervisory Committee, calls the meeting to order and deals with the first item of the Agenda: 1) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2019. The President states that as the Supervisory Committee members have been duly provided with the documentation related to the period under consideration, together with the external auditor’s report, this Committee has examined the report, together with the other documentation, including the supporting documentation of the work performed by said auditors, whose criteria are shared by this Committee. As a result of the analysis performed by the members of the Supervisory Committee, and given the knowledge all its members possess concerning the documentation and the actions taken by the corporate bodies, Mr. Abelovich proposes that all the actions taken be approved. Upon brief discussion, the motion is unanimously approved.  The President then puts under consideration of those present the SECOND ITEM of the Agenda: 2) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTATION. IF APPROPRIATE, APPOINTMENT OF A MEMBER FOR THE SIGNING THEREOF. Mr. Abelovich states that it is necessary to issue a Committee’s Report and puts under consideration of those present a draft version of the report, which is transcribed below:

Supervisory Committee’s Report

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with both the provisions of section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “the Company”), which comprise the statement of financial position as of September 30, 2019, the statement of comprehensive income for the nine and three-month periods ended September 30, 2019, and the statements of changes in equity and cash flows for the nine-month period then ended, and explanatory notes.

The balances and other information relating to fiscal year 2018 and its interim periods are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements.

Directors’ responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted as the applicable accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the CNV into its regulations, as such standards were approved by the International Accounting Standards Board, and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of our review

We have performed our review in accordance with current regulations, which require the application of the procedures established in International Standard on Review Engagements ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Resolution No. 33 of the FACPCE as it was approved by the International Auditing and Assurance Standards Board, and include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in minutes, and whether such decisions comply with the law and the by-laws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company external auditors, Price Waterhouse & Co. S.R.L, who issued their report dated November 7, 2019. A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and in applying analytical procedures and other review procedures.

This review is substantially less in scope than an audit performed in accordance with international auditing standards, consequently, this review does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the Company’s financial position, comprehensive income or cash flows. We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current regulations

As required by current regulations, we report, in connection with Edenor S.A., that:

a)   the condensed interim financial statements of Edenor S.A. have not been transcribed to the “Inventory and Balance Sheet” book;

b)   the condensed interim financial statements of Edenor S.A. arise from accounting records kept in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the CNV;

c)   we have complied with the provisions of section No. 294 of Law No. 19,550.

City of Buenos Aires, November 7, 2019.

Immediately afterwards, and upon consideration and discussion, with the unanimous consent of those present, the Supervisory Committee RESOLVES to approve the report proposed by Mr. Abelovich, subject to the approval of the financial statements herein dealt with by the Board of Directors’ meeting called for today. Furthermore, Mr. Abelovich is authorized to sign the report, as well as all the previously referred to documentation.

There being no further business to discuss, and at the motion of Mr. Abelovich, the meeting is adjourned at 8.45 a.m.

José Daniel Abelovich	Germán Wetzler Malbrán	Jorge Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 13, 2019